Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

M3-Brigade Acquisition III Corp.

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated May 11, 2021, except for the effects of the reverse stock split described in Note 1, as to which the date is September 8, 2021 relating to the financial statements of M3–Brigade Acquisition III Corp., which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

New York, NY

September 22, 2021